TOKYO AOYAMA AOKI LAW OFFICE

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03022070

File No. 82-5227

May 1, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Personnel Change (April 24, 2003)
- Notice of Adjustment to the Forecasts of Operating Results for the Year Ended March 31, 2003 (April 25, 2003)

Yours truly,

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

(Translation) **File No. 82-5227**

April 24, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa Executive Officer and Deputy Division Manager, Corporate Planning Division (TEL: 03-5950-3790)

Notice of Personnel Change

Notice is hereby given that Sammy Corporation will implement a personnel change, as described below:

Description

Personnel change:

As of May 1, 2003

New Title	Name	Former Title
Executive Officer and General Manager of Administration Supporting Department, AM/N.E.W.S. Business Division	Yoshitaka Kawamura	Executive Officer and Division Manager of Corporate Planning Division
Executive Officer, Division Manager of Corporate Planning Division and General Manager of New Business Development Department	Hideo Yoshizawa	Executive Officer and Deputy Division Manager of Corporate Planning Division
Executive Officer and Division Manager of SP Sales Division	Katsuya Kondo	Division Manager of SP Sales Division
Division Manager of Amusement Sales & Marketing Division and General Manager of Business Project Department, AM/N.E.W.S. Business	Toru Tsujii	Division Manager of Amusement Sales & Marketing Division, Deputy Division Manager of AM/N.E.W.S. Business Division and General

Division

Manager of Administration Supporting Department

- END -

(Translation)

File No. 82-5227
April 25, 2003

Dear Sirs,

Name of Company: Sammy Corporation

Name of Representative: Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry: Hideo Yoshizawa
Executive Officer and Deputy Division Manager, Corporate Planning Division
(TEL: 03-5950-3790)

Notice of Adjustment to the Forecasts of Operating Results for the Year Ended March 31, 2003

Notice is hereby given that in consideration of recent developments of operating performance, the forecasts of operating results of Sammy Corporation (the "Company") for the year ended March 31, 2003 (from April 1, 2002 to March 31, 2003), as given at the time of publication of its interim financial statements on October 28, 2002, are adjusted as described below:

Description

1. Adjustment to the forecast of consolidated operating results for the year ended March 31, 2003 (from April 1, 2002 to March 31, 2003):

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	190,000	61,000	27,500
Adjusted forecast (B)	165,000	51,000	23,000
Amount of increase or decrease (B-A)	(-) 25,000	(-) 10,000	(-) 4,500
Rate of increase or decrease	(-) 13.2%	(-) 16.4%	(-) 16.4%
(For reference) Previous results (for the year ended March 31, 2002)	164,293	53,768	23,906

2. Adjustment to the forecast of non-consolidated operating results for the year ended March 31, 2003 (from April 1, 2002 to March 31, 2003):

(million yen)

	Net Sales	Ordinary Income	Net Income
Previous forecast (A)	173,000	58,000	27,500
Adjusted forecast (B)	150,000	51,000	24,000
Amount of increase or decrease (B-A)	(-) 23,000	(-) 7,000	(-) 3,500
Rate of increase or decrease	(-) 13.3%	(-) 12.1%	(-) 12.7%
(For reference) Previous results (for the year ended March 31, 2002)	142,394	51,705	23,375

3. Reasons for the adjustment to the forecast of consolidated and non-consolidated operating results:

With regard to the pachislot machine business, new models launched have made constant hits. Consequently, sales are expected to almost reach the forecast.

With regard to the pachinko machine business, the number of machines sold is expected to fall below the forecast due to the stagnant pachinko machine market, as well as the postponed launch of new models to meet the revised internal rules of Japan Game Machine Industrial Cooperatives and intensified competition with rival models. The Company will exert its efforts to vitalize the market by launching models with games of rich content, without adhering to mainstream categories at present.

With regard to the business of amusement arcade equipment for industrial use, sales of the "Revolution" series, which are arrangements of the Company's popular pachislot and pachinko machines for amusement arcades, increased steadily. However, the launch of a new game machine for industrial use "ATOMISWAVE", which is the Company's strategic product targeting the global market, has been postponed to the next business year due to improvements thereof in quality after test marketing. The Company plans to launch the new machines during the first half of the year ending March 31, 2004.

As a result, the Company hereby makes adjustments to the forecasts of consolidated and non-consolidated operating results for the year ended March 31, 2003.

4. Forecast of year-end dividends:

As publicized on March 4, 2003, the Company intends to pay an ordinary dividend of ¥70 per share as a year-end dividend.

(Note) The forecasts of operating results are made based on information available as of the date hereof. Hence, actual results may differ from these forecasts due to various factors in

the future.

- END -